Exhibit 99.1

Nam Tai Property Provides Corporate Updates

NEW YORK, New York—(BUSINESS WIRE)--Nam Tai Property Inc. (NYSE: NTPI) (“Nam Tai” or the “Company”) today provided the following corporate updates:

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Efforts to Obtain On-Shore Control – Nam Tai’s reconstituted Board of Directors (the “Board”) continues to engage in productive discussions with local policymakers and regulators, while also working with legal counsel to pursue claims, across multiple jurisdictions, against Wang Jiabiao, Zhang Yu, Greater Sail Limited and Kaisa Group Holdings Limited (collectively with its affiliates, “Kaisa”). These efforts are intended to help the Board obtain the seals for the Company’s Chinese subsidiaries and prevent Kaisa and its allies from continuing to destabilize local affairs for their own benefit.

Specifically, the Company has been pursuing various legal strategies to obtain on-shore control in China:

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It has successfully obtained an injunction order prohibiting Wang Jiabiao and Zhang Yu from using corporate chops and business licenses of Nam Tai Investment (Shenzhen) Co., Ltd (“Nam Tai Investment”), which helps to prevent dissipation of Nam Tai Investment’s assets;

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It has successfully forced Mr. Wang to withdraw a litigation case purportedly brought on behalf of Nam Tai Investment against Nam Tai Group Limited (a wholly owned subsidiary of the Company) requesting the latter to contribute US$28 million as capital to the former: and

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It has brought a counterclaim requesting the People’s Republic of China (the “PRC”) court to confirm the validity of the resolutions which removed Mr. Wang from his positions in the Company’s on-shore subsidiaries and appointed Chunhua Yu as the Legal Representative of Nam Tai Investment.

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Lender Notification – The Company’s PRC subsidiaries are faced with ongoing litigation and potential enforcement cases arising out of the subsidiaries’ alleged failure to settle outstanding payments under relevant construction contracts. One of Nam Tai’s lending banks has informed the Company that the conditions for acceleration have been triggered on a loan of approximately US$81 million drawn by certain of the Company’s subsidiaries in China during the tenures of former executives Wang Jiabiao and Zhang Yu, who are long-standing affiliates of Kaisa. Nam Tai’s accounts at the bank currently only hold enough funds to support interest payments on the loan for the next three months. The bank has expressed its continued concern about the ongoing obstruction in the lawful handover of on-shore control to the Company. The Company is engaging with the bank to try to satisfy the institution’s concerns without exhausting all presently available cash and liquidity. Additionally, representatives of the Company recently learned that Mr. Wang received a demand letter from another lender bank, addressed to certain of the Company’s PRC subsidiaries, requiring additional security with respect to a loan in the amount of approximately $140 million.

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Listing Suspension; Commencement of Delisting Proceedings – On November 17, 2022, the New York Stock Exchange (“NYSE”) announced that the staff of NYSE Regulation has determined to commence proceedings to delist the common shares of the Company from the NYSE. Trading in the Company’s common shares has been halted since May 23, 2022 and has now been suspended. NYSE Regulation stated that it has now determined to commence delisting proceedings with respect to the Company’s common shares, pursuant to Section 802.01E of the NYSE Listed Company Manual because the Company has not filed with the Securities and Exchange Commission (the “SEC”) its annual report on Form 20-F for the year ended December 31, 2021 (the “2021 Form 20-F”). The Company is unable to file its 2021 Form 20-F until it gains access to the books and records and possession of the corporate chops of certain subsidiaries of the Company incorporated in the PRC, which the prior management team has refused to turn over to the reconstituted Board and new management team. The Company has a right to a review of this determination by a Committee of the Board of Directors of the NYSE. The NYSE stated that it will apply to the SEC to delist the common shares upon completion of all applicable procedures, including any appeal by the Company of the NYSE Regulation staff’s decision. Following the trading suspension, the Company understands that its common shares will be eligible for trading on the OTC Expert Market under the symbol “NTPIF.”

Additional information pertaining to the developments announced today and other corporate matters will be found on the Form 6-K that Nam Tai will file with the SEC.

Forward-Looking Statements

Certain statements included in this announcement, other than statements of historical fact, are forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “might”, “can”, “could”, “will”, “would”, “anticipate”, “believe”, “continue”, “estimate”, “expect”, “forecast”, “intend”, “plan”, “seek”, or “timetable”. These forward-looking statements, which are subject to risks, uncertainties, and assumptions, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business and the industry in which we operate. Such forward-looking statements include, among other things, statements regarding the anticipated effects of the lender notification, the Company’s plans and expectations with respect to litigation and regulatory actions including those undertaken in the process to gain on-shore control, its ability to gain on-shore control, and its ability to achieve sustained value for stakeholders. These statements are only predictions based on our current expectations about future events. There are several factors, many beyond our control, which could cause results to differ materially from our expectations, including, among other things, the future actions of Mr. Wang and Ms. Zhang, the Company’s success with respect to its litigation and regulatory actions, other impediments to gaining on-shore control, timing of gaining on-shore control, access to bank accounts, other sources of liquidity and general market conditions in the real estate sector. Any of these factors could, by itself, or together with one or more other factors, adversely affect our business, results of operations or financial condition. There may also be other factors currently unknown to us, or which have not been described by us, that could cause our results to differ from our expectations. Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. You should not rely upon forward-looking statements as predictions of future events. These forward-looking statements apply only as of the date of this announcement; as such, they should not be unduly relied upon as circumstances change. Except as required by law, we are not obligated, and we undertake no obligation, to release publicly any revisions to these forward-looking statements that might reflect events or circumstance occurring after the date of this announcement or those that might reflect the occurrence of unanticipated events.

About Nam Tai Property

Nam Tai Property Inc., a Company incorporated in the British Virgin Islands (the “BVI”) and governed by BVI law, owns certain subsidiaries, which own and operate commercial real estate projects across China. Those subsidiaries currently maintain two industrial complex projects, with one in Guangming, Shenzhen and one in Bao’an, Shenzhen. Learn more about the Company, and the portfolio of properties held by certain of its subsidiaries by emailing our investor relations team or visiting Weibo: https://weibo.com/u/7755634761.

Contacts

Longacre Square Partners

Greg Marose / Ashley Areopagita, 646-386-0091

ntp@longacresquare.com